NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE 12-27-07


08040709

February 25, 2008

Richard D. Schepp
Executive Vice President
General Counsel/Secretary
Kohl's Corporation
Corporate Offices
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2008

Re: Kohl's Corporation
Incoming letter dated December 27, 2007

Dear Mr. Schepp:

This is in response to your letter dated December 27, 2007 concerning the shareholder proposal submitted to Kohl's by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated February 4, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington DC 20001

KOHL'S

December 27, 2007

VIA FACSIMILE - (202) 772-9217
& DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Kohl's Corporation, a Wisconsin corporation ("Kohl's") hereby gives notice of its intention to omit from its proxy statement for its 2008 annual meeting of shareholders (the "Proxy Statement") a shareholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

- Six copies of this letter, which includes an explanation of why Kohl's believes that it may exclude the Proposal; and

- Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of Kohl's intent to omit the Proposal from the Proxy Statement.

The Proposal

The Proposal is captioned "Director Election Majority Vote Standard Proposal." The operative portion of the Proposal states:

> "Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

CORPORATE OFFICES • N56 W17000 RIDGEWOOD DRIVE • MENOMONEE FALLS, WISCONSIN 53051 • (262) 703-7000

A copy of the Proposal, including the supporting statement, as well as related correspondence from the Proponent are attached to this letter as **Exhibit A**.

Background

The Proposal requests Kohl's Board of Directors ("Kohl's Board") to initiate the appropriate process to amend the Company's articles of incorporation to provide that in the uncontested election of directors, director nominees shall be elected by the affirmative vote of the majority of votes cast. Kohl's Board has not only **initiated** this process - it has **completed** it. As previously publicly disclosed, nominees for Kohl's Board are to be elected by the affirmative vote of the majority of votes cast in uncontested elections, beginning with the election of directors at Kohl's 2008 annual meeting of shareholders.

At Kohl's 2007 annual meeting, Kohl's shareholders were given the opportunity to vote in favor of either (or both) of two methods to establish a majority vote standard for the uncontested election of directors. The first method was a resolution virtually identical to that of the current Proposal. That proposal received the support of just 20.6% of the shares voted on the issue. The second method, which was recommended by the Kohl's Board, was a specific amendment to Kohl's articles of incorporation allowing the Kohl's Board to institute a majority vote standard for uncontested director elections. This proposal received a supporting vote from 91.4% of the shares voted on the issue.

Following the clear direction of Kohl's shareholders, and in accordance with the amended articles of incorporation specifically approved by the shareholders at the 2007 annual meeting, Kohl's Board has instituted a majority vote standard for uncontested elections of directors. This new majority vote standard has been publicly disclosed and is in place for the Company's 2008 annual meeting of shareholders.

Request

Kohl's believes that the Proposal may be properly omitted from the Proxy Statement because the Proposal has been substantially implemented by Kohl's and because certain portions of the Proposal are materially false and misleading. Accordingly, Kohl's respectfully requests confirmation that the staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if Kohl's omits the Proposal, pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3) of the Exchange Act.

Discussion

Kohl's is a Wisconsin corporation. Pursuant to Section 180.0728(1) of the Wisconsin Business Corporation Law, corporate directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholder meeting at which a quorum is present "unless otherwise provided in the articles of incorporation." Until last year's annual meeting of shareholders, Kohl's articles of incorporation had been silent on the issue, so a plurality standard had historically been applied, as required by law.

In 2006, Kohl's Board determined that establishing a majority vote standard for the election of directors may be in the best interests of Kohl's and its shareholders. Accordingly, Kohl's Board approved an amendment to Kohl's articles of incorporation allowing Kohl's Board to establish a majority vote standard in uncontested elections. This amendment added the following section to Kohl's corporate articles:

> (g) Voting for Directors. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Notwithstanding the foregoing, the Board of Directors may determine for any uncontested election of directors that a director shall be elected to a new term only if the director receives the affirmative vote of a majority of the votes cast. If any incumbent director fails to receive such required vote, he or she shall continue to serve until his or her successor is elected and, if necessary, qualifies or until there is a decrease in the number of directors, subject to such director's earlier death, resignation, disqualification or removal from office.

Kohl's then took the matter directly to its shareholders for a vote. At the 2007 annual meeting of shareholders, two alternative means for implementing a majority vote standard were presented and voted upon:

1. Kohl's Board recommended approval of the amendment of the articles of incorporation set forth above, and further committed to modify Kohl's Corporate Governance Guidelines to require a majority vote in uncontested elections of directors, so that a majority vote standard would be in place for the director elections at the 2008 annual meeting; and

2. Proponent's proposal, the operative portion of which was identical to the operative portion of this year's Proposal.

The Kohl's Board's method of adopting a majority vote standard was overwhelmingly chosen by the shareholders, receiving the support of over 91% of the shares voted. Proponent's methodology received the support of just 20.6% of the shares voted, notwithstanding the fact that shareholders were allowed to vote in favor of *both* proposals if they were so inclined. The shareholders clearly saw the Kohl's Board's methodology as an adequate, complete and final way to implement a majority vote standard.

In May, 2007, Kohl's amended articles of incorporation were filed with the State of Wisconsin Department of Financial Institutions. In August, 2007, Kohl's Board amended Kohl's Corporate Governance Guidelines to require a majority vote for uncontested elections of directors:

> ... Each member of the Board of Directors shall be elected by the vote of the majority of the votes cast with respect to the Director at any meeting for the election of directors at which a quorum is present, provided that ... [the election is uncontested]. For purposes of these Corporate Governance Guidelines, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the number of votes cast "against" that nominee.

These revised guidelines were made public in August, 2007 and posted to the Company's website.

Assuming the election of directors at the 2008 annual meeting of shareholders will be uncontested, the Proxy Statement will clearly explain that each member of Kohl's Board shall be elected by the vote of the majority of the votes cast with respect to the director, and that a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the number of votes cast "against" that nominee.

I. The Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. According to the Commission, the proposal need not be implemented in full or precisely as presented. *See, Exchange Act Release No. 20091, at § 11.E.6 (August 16, 1983).* The exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See, Exchange Act Release No. 34-12598 (July 7, 1976).* Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (March 28, 1991).* Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." The Commission's staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See, e.g., ConAgra Foods, Inc. (June 20, 2005); EMC Corp. (February 14, 2005); The Talbots, Inc. (April 5, 2002); The Gap, Inc. (March 16, 2001); Kmart Corp. (February 23, 2000).*

The fact that the Proposal has been substantially implemented could not be more clear. The Proposal requests Kohl's Board to take such actions as deemed necessary to implement a majority vote standard for the uncontested election of directors. Kohl's Board and its shareholders have amended Kohl's articles of incorporation and put a process in place for a majority vote standard for the uncontested election of directors. This process has been publicly disclosed and will be in place for the 2008 annual meeting of shareholders. Specifically:

- In November, 2006, Kohl's Board formally resolved to submit to Kohl's shareholders for approval at the 2007 annual meeting of shareholders an amendment to Kohl's articles of incorporation that would allow Kohl's Board to implement a majority vote standard for uncontested elections;
- The amendment of the articles of incorporation was approved by over 91% of the shareholders who voted on the matter at the May 2, 2007 annual meeting of shareholders;
- The amended articles of incorporation allowing Kohl's Board to adopt a majority vote standard for the uncontested election of directors was filed with the State of Wisconsin Department of Financial Institutions in May, 2007;

- On August 15, 2007, Kohl's Corporate Governance Guidelines were amended by Kohl's Board to require a majority vote for the uncontested election of directors;
- In August, 2007, the amended Corporate Governance Guidelines requiring a majority vote for the uncontested election of directors were posted to the Company's public website; and
- As previously publicly disclosed and as the Proxy Statement will reiterate, Kohl's will have a majority vote standard in place for the annual election of directors in 2008, assuming the election is uncontested.

Kohl's acknowledges that Staff has noted the distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment, *Bristol-Myers Squibb Co. (March 9, 2006)*. In conversations between Kohl's management and Proponent's representative, Proponent has taken the position that Kohl's actions have merely been adoption of a policy. This is not the case. As stated above, Wisconsin law required an amendment of Kohl's articles of incorporation to enable the implementation of a majority vote standard, and that is exactly what Kohl's Board and its shareholders have done. While it is true that the amendment of the articles approved by Kohl's Board and its shareholders required additional board action to effectuate the majority vote standard, this additional action has been taken and publicly disclosed.

Kohl's shareholders have clearly expressed their opinion that whether the majority vote standard resides in a specific corporate article or in Kohl's Corporate Governance Guidelines was irrelevant. The methodology endorsed by Kohl's Board was described in detail in the proxy materials for the 2007 annual meeting of shareholders. Likewise, Proponent's proposal and supporting statements were included in their entirety in those same materials. Shareholders were allowed to vote in favor of either, neither or *both* proposals. If the shareholders thought that the Kohl's Board's methodology was good, but Proponent's methodology was somehow better, they would have voted in favor of both proposals. Yet, as stated above, Kohl's Board's method of adopting a majority vote standard was overwhelmingly supported by over 91% of the shares voted, while Proponent's methodology received the support of just 20.6% of the shares voted. *Kohl's shareholders have already approved an amendment of Kohl's articles of incorporation that has allowed implementation of a majority vote standard for the uncontested election of directors.*

To avoid having Kohl's shareholders consider a matter that Kohl's management, Kohl's Board and Kohl's shareholders have already acted favorably upon, the Proposal should be excluded as substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal may be omitted under Rules 14a-8(i)(3) and 14a-9 because it contains numerous materially false and misleading statements.

If Staff does not concur that the Proposal is excludable under Rule 14a-8(i)(10) as discussed above, we request that the Staff permit exclusion of the Proposal pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. That rule provides, in part, that a proxy statement may not contain a statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

Staff has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) where "the company demonstrates objectively that a factual statement is materially false or misleading", *Staff Legal Bulletin No. 14B (Sept. 15, 2004).*

Kohl's believes that the Supporting Statement includes materially false and misleading statements in violation of Rule 14a-9, as follows:

- The supporting statement states that "Kohl's presently has a plurality vote standard in its articles of incorporation". This statement is materially false and misleading. As discussed above, Kohl's shareholders have amended Kohl's articles of incorporation to specifically empower the Kohl's Board to establish a majority vote standard, which Kohl's Board has done.
- The supporting statement states that "Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee." This statement is materially false and misleading. Following the shareholders' amendment of the articles of incorporation at last year's annual meeting, Kohl's Corporate Governance Guidelines were amended by the Kohl's Board to require a majority vote for the uncontested election of Directors, and as set forth in Kohl's 2007 proxy materials, the majority vote standard will be in place for the uncontested annual election of directors in 2008.
- The supporting statement states that "Other companies, *including our Company*, have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes." (emphasis added). This statement is materially false and misleading. By reference to "withhold" votes, the Proponent suggests that Kohl's has a resignation policy that applies to elections governed by a plurality vote standard. This is not true. Kohl's resignation policy only applies to elections of directors governed by the new majority vote standard. Even if this statement was true, the terms "partially" and "simply" falsely suggest that the Kohl's Board only addressed the director election issues by implementing a director resignation policy. This is far from the truth. As outlined above, Kohl's Board has, among other things: (a) amended the articles of incorporation to allow a majority vote standard, (b) sought and received shareholder approval of this amendment, (c) modified Kohl's Corporate Governance Guidelines to adopt a majority vote standard, and (d) adopted a director resignation policy.
- The supporting statement includes numerous statements intended to lead the reader to believe that action is required for a majority vote standard and the associated resignation policy to apply to the uncontested election of directors at the 2008 annual meeting. This is completely contrary to what Kohl's has publicly announced and also completely contrary to the voting instructions that will be set forth elsewhere in the Proxy Materials. These statements, which are materially false and misleading, include:

- "We believe that the board should take steps to initiate the amendment of the articles to establish a majority vote standard."

- "A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected."

- "We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards."

- "With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election."

The inclusion of any of the above factually inaccurate, vague and misleading statements to "support" the Proposal would be materially misleading to the readers of the Proxy Statement and would violate Rule 14a-9, thus warranting exclusion of the Proposal on the basis of Rule 14a-8(i)(3).

Staff has stated that it would concur in a company's decision to exclude a proposal as inherently misleading if the proposal, among other things, was so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *Staff Legal Bulletin No. 14B (Sept. 15, 2004).* Because the Proposal ignores or disregards all of the actions that have been taken by Kohl's management, its board of directors and its shareholders over the past twelve months to implement a majority vote standard, neither the shareholders nor Kohl's would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

Kohl's respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from Kohl's Proxy Statement. If there are any questions relating to this submission, please do not hesitate to contact me at (262) 703-2787. *Please acknowledge receipt of this letter by date stamping the enclosed copy of the first page and returning it in the enclosed self-addressed stamped envelope.*

Thank you for your attention to this matter.

Sincerely,



Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Ed Durkin, United Brotherhood of Carpenters

EXHIBIT A

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Kohl's is a Wisconsin corporation. Pursuant to Section 189.0728(1) [sic] of the Wisconsin Corporation Law, directors are elected by a plurality vote unless another standard is provided in the Company's articles of incorporation. Kohl's presently has a plurality vote standard in its articles of incorporation In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard in the articles. We believe that the board should take steps to initiate the amendment of the articles to establish a majority vote standard.

A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and recently Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election.



COPY

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 262-703-7274]

RECEIVED DEC 11 2007

December 5, 2007

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kohl's Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 5,156 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Kohl's is a Wisconsin corporation. Pursuant to Section 189.0728(1) of the Wisconsin Corporation Law, directors are elected by a plurality vote unless another standard is provided in the Company's articles of incorporation. Kohl's presently has a plurality vote standard in its articles of incorporation In order to provide shareholders a meaningful role in director elections, our Company's director election vote standard should be changed to a majority vote standard in the articles. We believe that the board should take steps to initiate the amendment of the articles to establish a majority vote standard.

A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, Gannett, Marathon Oil, and recently Pfizer have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

February 4, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Kohl's Corporation's Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund ("Fund") hereby submits this letter in reply to Kohl's Corporation's ("Kohl's" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Director Election Majority Vote Standard shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company has failed to satisfy its burden of proving the Proposal has been substantially implemented under Rule 14a-8(i)(10).

The Company primarily argues that the Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented. The Company contends:

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



> The fact that the Proposal has been substantially implemented could not be more clear. The Proposal requests Kohl's Board to take such actions as deemed necessary to implement a majority vote standard for the uncontested election of directors. Kohl's Board and its shareholders have amended Kohl's articles of incorporation and put a process in place for a majority vote standard for the uncontested election of directors.

It then proceeds to recite a series of events that purportedly demonstrate the Proposal has been implemented. Only one event is omitted; that is, that the Company made virtually the identical argument against the same proposal last year in seeking no-action relief and its 14a-8(i)(10) argument was rejected, as it should be again.

In *Kohl's Corporation*, 2007 SEC No-Act. Lexis 425 (March 30, 2007) Kohl's argued:

> Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Kohl's has substantially implemented the Shareholder Proposal to the extent legally permitted. Kohl's Board of Directors has already taken the necessary steps to adopt the majority vote standard for uncontested elections as requested in the Shareholder Proposal. On November 8, 2006, Kohl's Board of Directors formally resolved to submit to Kohl's shareholders for approval at the 2007 annual meeting of shareholders an amendment to Kohl's articles of incorporation that would allow the Board to implement a majority vote standard for uncontested election of directors. The Proxy Statement will include Kohl's Board of Directors' recommendation that shareholders approve this amendment. The Proxy Statement will also provide an assurance that upon the amendment of the articles, the Board will modify Kohl's Corporate Governance Guidelines to require a majority vote in uncontested elections of Directors. In other words, if the proposed amendment is approved by the requisite number of shareholders at the 2007 annual meeting, Kohl's will have a majority vote standard in place for the annual election of directors in 2008.

This year Kohl's relies on the same events to justify its request; a request that should again be denied. The Company notes that Kohl's Board approved an amendment to Kohl's articles of incorporation that added the following section:

> (g) Voting for Directors. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Notwithstanding the foregoing, the Board of Directors may determine for any uncontested election of directors that a director shall be elected to a new term only if the director receives the affirmative vote of a majority of the votes cast.

The Company proceeds to note that in August 2007, Kohl's Board amended Kohl's Corporate Governance Guidelines to require a majority vote for uncontested election of directors.

As the Fund noted last year, the Proposal requests that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Company has failed to do so.

The difference between the action taken by the Company and proposed by the Proposal may be subtle, but it is profound. Establishing majority voting in a corporate governance guideline does not establish a legal majority vote standard as requested by the Proposal.

We believe it is worth noting that Wisconsin law specifies the vote standard for electing directors is to be placed in the company's articles of incorporation and subject to the applicable amendment process. Wisconsin Corporation Law Section 180.0728 (Voting for directors; cumulative voting), subsection (1) reads in part: "Unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present." Thus, it appears uncertain that the establishment of a vote standard for director elections in a governance guideline be appropriate or effective under Wisconsin corporation law.

It is neither our intent nor our burden to establish that Kohl's proposed amendment to its articles to allow for establishment of a majority vote standard in its guidelines may not conform to Wisconsin law. Rather, it is enough for us to establish that Kohl's has failed to satisfy its burden of proving that the Proposal has been substantially implemented. We do believe it is worth noting that Wisconsin state law apparently provides that the vote standard for electing directors is a plurality standard unless otherwise provided in the company's articles of incorporation, which Kohl's has not done and is not proposing to do.

The Proposal provides in pertinent part:

> Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. . . .

Providing a legal majority vote standard in the articles of incorporation is completely different from placing such a standard in the Company's corporate governance guidelines. Indeed, those guidelines can be modified at the Company's discretion. The guidelines provide:

> These Corporate Governance Guidelines are intended to embody the principles by which the Board of Directors operates in a single, formal document. These guidelines are not intended to be a code of regulations, but rather a statement of intention. This document may be amended from time to time as conditions warrant.

In contrast, the Articles of Incorporation are a formal document and subject to a formal process for their amendment. Article VI, entitled "Shareholder Action," provides in pertinent part:

> Notwithstanding any other provisions of these Articles of Incorporation or the Bylaws of the corporation (and notwithstanding the fact that a lesser affirmative vote may be specified by law, these Articles of Incorporation or the Bylaws of the corporation), the affirmative vote of the holders of 80% or more of the combined voting power of the then outstanding shares of stock entitled to vote on the matter, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with, or repeal Articles II or VIII of the Bylaws, or this Article VI or any provision thereof or hereof; provided, however, that the Board of Directors may alter, amend, or adopt any provision inconsistent with, or repeal Articles II or VIII of the Bylaws, or any provision thereof, without a vote of shareholders.

The Company also fails to satisfy its burden under Rules 14a-8(i)(3) and 14a-9 that the Proposal may be omitted as materially false and misleading

The Company also argues that the Proposal may be excluded under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which provides, in part, that a proxy statement may not contain a statement which is false or misleading with respect to any material fact. The Company notes:

> Staff has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) where 'the company demonstrates objectively that a factual statement is materially false or misleading', *Staff Legal Bulletin No. 14B (Sept 15, 2004).*

Although the Company lists a number of statements that it claims are materially false and misleading, it fails to meet its heavy burden of proving that they represent materially false and misleading statements. In Staff Legal Bulletin No. 14B (Sept. 15, 2004) the Division of Corporation Finance noted:

> Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety.

The Staff Legal Bulletin proceeds to state:

> Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, **because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected.** Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition. (*emphasis supplied)*

The pertinent provisions of the Staff Legal Bulletin conclude by noting that "there continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3)." Those instances include statements that impugn character, integrity or personal reputation; when the company "demonstrates objectively that a factually statement is materially false or misleading;" or the proposal is so inherently vague or indefinite that neither shareholders nor the company can reasonably determine exactly what actions it seeks. Thus, the Staff concludes:

> As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading.

Kohl's clearly fails to meet this burden. The Company's first example of a statement it claims is materially false and misleading is that "The supporting statement states that 'Kohl's presently has a plurality vote standard in its articles of incorporation'. As quoted above, here is the language from Kohl's articles of incorporation:

> Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Notwithstanding the foregoing, the Board of Directors may determine for

any uncontested election of directors that a director shall be elected to a new term only if the director receives the affirmative vote of a majority of the votes cast.

The Fund acknowledges that Kohl's believes it is appropriate to maintain a plurality vote standard in its articles, but allow its directors to adopt a corporate governance guideline providing for majority voting. The Fund prefers – and the Proposal requests – that the majority vote standard be in the articles. However, it cannot be reasonably argued that a statement observing that the articles maintain a plurality vote standard is materially false and misleading when that is exactly what the articles provides. These differences are exactly the sort that Staff Legal Bulletin 14B requires be addressed by the Company in its statement of opposition.

The rest of the examples are of a similar nature. Again, the Company is free to address these in the statement of opposition, but it certainly does not meet its burden of demonstrating that any statements are **materially** false and misleading.

Conclusion

For all these reasons we believe the company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(9) and (10) and its request should be denied.

Sincerely,



Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kohl's Corporation
Incoming letter dated December 27, 2007

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting.

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Craig Slivka
Attorney-Adviser

END